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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            HOWMET INTERNATIONAL INC.
                            (Name of Subject Company)


                            HOWMET INTERNATIONAL INC.
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                   443208 103
                      (Cusip Number of Class of Securities)

                                 Roland A. Paul
                       Vice President and General Counsel
                            Howmet International Inc.
                               475 Steamboat Road
                        Greenwich, Connecticut 06836-1960
                                 (203) 661-4600
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                    On Behalf of the Person Filing Statement)



[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On April 13, 2000, Howmet International Inc. issued a press release containing the following text:



NEWS RELEASE                                                       [HOWMET LOGO]


For:
          HOWMET INTERNATIONAL INC.
          475 Steamboat Road
          Greenwich, CT  06830-7144
          Contact:  Roland Paul
                    203-625-8770 Tel

Release date: 13 April 2000


HOWMET RESPONDS TO ALCOA ANNOUNCEMENT

Greenwich, Conn., April 13/PRNewswire/ -- Howmet International Inc. (NYSE:HWM) (http://www.howmet.com) said today, in response to Alcoa Inc.'s announcement that it plans to commence a cash tender offer for all outstanding Howmet International shares, that Alcoa's offer will be considered by the Independent Directors Committee and the Board of Directors of Howmet International following the formal commencement of the tender offer. Within ten business days following the formal commencement of Alcoa's tender offer, Howmet International will advise stockholders of its position regarding the offer, and state its reasons for such position. Accordingly, Howmet International suggests that its stockholders may wish to defer making a determination whether to accept or reject Alcoa's offer until they have been advised of Howmet International's position with respect to the offer. The Alcoa offer is not being made pursuant to an agreement with Howmet International or its Independent Directors Committee.

Stockholders of Howmet International are strongly advised to read Howmet International's solicitation/recommendation statement, when it becomes available, regarding the tender offer referred to in this press release, because it will contain important information. Stockholders may obtain a free copy of the solicitation/recommendation statement, which will be filed by Howmet International with the Securities and Exchange Commission, at the SEC's web site at http://www.sec.gov. Stockholders may also obtain, without charge, a copy of the solicitation/recommendation statement, when available, by directing requests to Howmet International's Public Relations department.

Headquartered in Greenwich, CT, Howmet is the world's largest manufacturer of precision castings, primarily for jet aircraft and industrial gas turbine engines. Howmet and its subsidiaries operate 29 production facilities in the United States, Canada, France, the United Kingdom and Japan.